Exhibit 99.1

BY-LAW NO. 3

A By-Law amending By-Law No. 1 of the Corporation

ATS CORPORATION

(the “Corporation”)

SECTION 1.1 – INTRODUCTION.

The purpose of this By-Law No. 3 of the Corporation (“By-Law No. 3”) is to amend By-Law No. 1 of the Corporation (“By-Law No. 1”) to remove the Canadian residency requirement of directors contained in Section 2.2 of By-Law No. 1 as it is no longer a requirement under the Business Corporations Act (Ontario). The Corporation and the board of directors of the Corporation (the “Board”) believe it is in the best interest of the Corporation to make such amendment.

SECTION 1.2 – AMENDMENT.

By-Law No. 1 is hereby amended as follows:

A)	Section 2.2 of By-law No. 1 is hereby deleted in its entirety and replaced with the following:

“No person shall be qualified for election as a director if that person: (a) is less than 18 years of age; (b) has been found under the Substitute Decisions Act, 1992 (Ontario) or under the Mental Health Act (Ontario) to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere; (c) is not an individual; or (d) has the status of a bankrupt. A director need not be a shareholder.”

SECTION 1.3 – INTERPRETATION.

All references to “ATS Automation Tooling Systems Inc.” and the “Corporation” in By-Law No. 1 and By-Law No. 2 of the Corporation shall mean ATS Corporation.

SECTION 1.4 – EFFECTIVE DATE.

This By-Law No. 3 was adopted by the Board on March 1, 2023 and shall become effective upon such date until the confirmation or rejection by the shareholders of the Corporation. If this By-Law No. 3 is confirmed by the shareholders of the Corporation, it shall continue in effect in the form in which it was so confirmed.

This By-Law No. 3 was confirmed by the shareholders of the Corporation on August 10, 2023.